1 October 8, 2025 U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 RE: Everlake Life Insurance Company File No. 333-271020 SEC Accession No. 0001628280-25-044340 Request for Withdrawal of Registration Statement Pursuant to Rule 477 Dear Sir or Madam: Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Everlake Life Insurance Company (the “Registrant”) hereby requests the withdrawal of the Registrant’s initial registration statement on Form N-4 for the Everlake ChoiceRate AnnuitySM Contract with Market Value Adjustment (MVA), File No. 333-271020, filed with the Securities and Exchange Commission on October 6, 2025 (the “Registration Statement”). Everlake Life Insurance Company inadvertently filed the Registration Statement as an initial registration statement on Form N-4. However, the Registrant has since concluded that the Registration Statement should have been filed as a Post- Effective Amendment to SEC File No. 333-271020 pursuant to Rule 485(a). The Registration Statement has not yet become effective, and no securities have been sold in connection with the Registration Statement. If you have any questions regarding this matter, please contact Tom Conner at Carlton Fields, P.A. at 202-965-8139. Sincerely, Everlake Life Insurance Company By: /s/Sonya Ekart, Esq. Sonya Ekart Vice President and Assistant Secretary cc: W. Thomas Conner, Esq. Everlake Life Insurance Company 3100 Sanders Road, Suite 303 Northbrook, IL 60062 847.665.9930 everlakelife.com